Kenneth J. Gordon 617.570.1327 kgordon@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
September 25, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Barbara C. Jacobs

Re:	DealerTrack Holdings, Inc.
Registration Statement on Form S-1
Filed on August 28, 2006
File No. 333-136929

Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
Form 10-Q for the Quarter Ended June 30, 2006
File No. 0-51653

Dear Ms. Jacobs:
This letter is being furnished on behalf of DealerTrack Holdings, Inc. (the “Company”) in response to comments contained in the letter dated September 22, 2006 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Eric D. Jacobs, Esq., Senior Vice President, General Counsel and Secretary of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-136929) (as amended, the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission as of the date hereof.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter and its attachment are being sent under separate cover to Rebekah Toton of the Commission.

Form S-1
Principal and Selling Stockholders
1.	We note from the cover of the prospectus that the selling stockholders have granted the underwriters the option to purchase an additional 1,350,000 shares of common stock. Please revise your footnote disclosure as appropriate in this section to indicate the amount of shares that each selling stockholder may contribute for any over-allotment option exercised by the underwriters.
RESPONSE: The Registrant has revised the footnote disclosure in Amendment No. 1 to indicate the amount of shares that each selling stockholder may contribute for any over-allotment option exercised by the underwriters. Please refer to pages 107-108 of Amendment No. 1 for the additional disclosure.
2.	Please describe the material transactions and relationships between DealerTrack Holdings and each of the selling security holders during the past three years. See Item 507 of Regulation S-K. We note your disclosure on pages 101-104 regarding your relationship with many of these parties, however, the transactions whereby the shares to be resold were issued should be described in materially complete terms, including the dates the transactions took place, the price per share at which the securities were issued and the total number of shares or other securities issued in each transaction.
RESPONSE: The Registrant has revised the disclosure in Amendment No. 1 to provide the additional information requested by the Staff. Please refer to pages 101-109 of Amendment No. 1 for the additional disclosure.
3.	Revise the disclosure in footnotes (4) and (6) to name all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all of the selling stockholders who are non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretations 4S of the Regulations S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
RESPONSE: The Registrant has revised the disclosure in footnotes (4) and (6) in response to the Staff’s comment. Please refer to page 107-108 of Amendment No. 1.
4.	In addition, please confirm that none of the selling stockholders that are legal entities are broker-dealers. Please revise to identify the selling stockholders that are affiliates of broker-dealers. With respect to any affiliates of registered broker dealers, expand the prospectus disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
RESPONSE: The Registrant confirms that none of the selling stockholders that are legal entities are broker-dealers. J.P. Morgan Partners (23A SBIC), L.P., the GRP entities and WFS Web Investments are each affiliates of registered broker-dealers. The Registrant has revised the disclosure in Amendment No. 1 to reflect that each of these stockholders acquired the securities to be resold in the ordinary course of business. In addition, the Registrant has revised the disclosure in Amendment No. 1 to reflect that at the time of acquisition of the Registrant’s securities, there were no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. Please refer to pages 107-108 of Amendment No. 1.
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 9A. Controls and Procedures, page 79
Disclosure Controls and Procedures
5.	We note your disclosure that “[y]our Chief Executive Officer and Chief Financial Officer have concluded that they believe that as of the end of the period covered by this Annual Report on Form 10-K, [y]our disclosure controls and procedures were reasonably effective to ensure that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” However, it is unclear that your CEO and CFO reached their effectiveness conclusion based upon the full definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please confirm that your CEO and CFO concluded that, as of the end of the fourth fiscal quarter, your disclosure controls and procedures were effective to ensure that that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms and to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to the disclosure in Item 4 of your Form 10-Q for the quarter ended March 31, 2006. We note that you did provide a complete definition of “disclosure controls and procedures” by reference to the rule in your Form 10-Q for the quarter ended June 30, 2006.
RESPONSE: The Registrant confirms that its CEO and CFO concluded, that as of the end of the fourth fiscal quarter, its disclosure controls and procedures were effective to ensure that that information required to be disclosed in the reports it files or submits under the Exchange Act were recorded, processed, summarized and reported, within the time periods specified in the rules and forms and to ensure that information required to be disclosed in the reports it files or submits under the Exchange Act was accumulated and communicated to management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Furthermore, in all future filings under the Exchange Act, the Registrant will clarify that its CEO and CFO made their evaluation of “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e).

Changes in Internal Control Over Financial Reporting
6.	In the second paragraph, you state that “during the three months ending December 31, 2005 and the three months ending March 31, 2006, management implemented a number of additional internal controls and procedures in an effort to improve the level of assurance regarding the accuracy of our financial information.” You also state that “With the implementation of the additional internal controls and procedures, we believe that we have remediated these material weaknesses in our internal control over financial reporting.” Tell us if management determined that the material weaknesses referenced in the first paragraph continued to exist at the end of the period covered by this report. If so, tell us how your CEO and CFO were able to conclude that your disclosure controls and procedures were effective as of December 31, 2005.
RESPONSE: The Registrant confirms that the material weaknesses referred to in the first paragraph of “Changes in Internal Control Over Financial Reporting” did not exist at December 31, 2005 (the end of the period covered by this Form 10-K). The Registrant’s CEO and CFO were able to conclude that the Registrant’s disclosure controls and procedures were effective as of December 31, 2005 based on its evaluation of disclosure controls and procedures (as defined in Rule 13a-15(e)) referenced in its response to Comment Number 5 above and in the Form 10-K under “Disclosure Controls and Procedures” in Item 9A of the Form 10-K. As noted in the response to Comment 9 below, each of the remedial measures referenced in Item 9A of the Registrant’s Form 10-K were all undertaken during the fiscal quarter ended December 31, 2005 and became part of the Registrant’s internal controls and procedures for future reporting periods, including the fiscal quarter ended March 31, 2006.
7.	Clarify the fiscal quarter in which each remedial measure disclosed in the second paragraph occurred.
RESPONSE: The Registrant completed each of the remedial measures in the three months ended December 31, 2005. As disclosed in the Form 10-K, each of the remedial measures are additional internal controls and procedures that have remediated the material weaknesses and each such measure continues to be part of the Registrant’s existing internal controls and procedures.
8.	We note your disclosure that “Other than as noted above, there have been no changes in the Company’ s internal control over financial reporting from the time of our initial public offering in December 2005 through the date hereof that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” However, Item 308(c) of Regulation S-K requires you to disclose all changes to your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please tell us whether the identified remedial measures were changes to your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE: The Registrant confirms that the additional internal controls and procedures discussed in Item 9A of the Form 10-K are changes to its internal control over financial reporting during the fiscal year ended December 31, 2005 that had materially affected, or were reasonably likely to materially affect, its internal control over financial reporting and there were no other such changes during the fiscal quarter ended December 31, 2005.
9.	Finally, we note that certain remedial measures were undertaken in the fiscal quarter ended March 31, 2006. Please tell us which remedial measures were undertaken in that fiscal quarter and provide us an analysis as to whether such changes are changes to your internal control over financial reporting that should have been disclosed pursuant to Item 308(c) in your Form 10-Q for the quarter ended March 31, 2006.
RESPONSE: As noted in the response to Comment 7 above, each of the remedial measures referenced in Item 9A of the Registrant’s Form 10-K were all undertaken during the fiscal quarter ended December 31, 2005 and became part of the Registrant’s internal controls and procedures for future reporting periods, including the fiscal quarter ended March 31, 2006.
      If you require additional information, please telephone the undersigned at (617) 570-1327.

Sincerely,
/s/ Kenneth J. Gordon, Esq.
Kenneth J. Gordon, Esq.

cc:	Rebekah J. Toton, Esq.
Mr. Mark F. O’Neil
Mr. Robert J. Cox III
Eric D. Jacobs, Esq.
Gary Papilsky, Esq.
Matthew S. Levine, Esq.
Stuart M. Cable, Esq.
Michael J. Minahan, Esq.
Jennifer L. Berylson, Esq.
Richard D. Truesdell Jr., Esq.

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